■ EX-99.1.
Changes in Affiliates (Addition)
1. Company to be affiliated
– Company Name: POS-YPC
– Total Asset (KRW): 3,939,208,000
– Total Equity (KRW): 3,939,208,000
– Total Liabilities (KRW): -
– Total Capital (KRW): 3,939,208,000
– Purpose of company : Processing, warehousing and transportation of Steel product
2. Name of Company Group: POSCO
3. Reason for Addition: Incorporation of a new corporation
4. Total number of affiliated companies after additional affiliation: 58
5. Date of Addition: September 28, 2006
6. Others
– Total capital of POS–YPC(located in Japan) is ¥490,000,000.
– POSCO-Japan which is a subsidiary of POSCO financed 69.4%(¥340,000,000).
– The above amount is applied with exchange rate on 09/28/2006 (~~W~~/¥:8.0392).